NEWS RELEASE

June 14, 2013	Release 06-2013

WESTERN COPPER AND GOLD’S ANNUAL GENERAL MEETING

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) provides a reminder to its shareholders that the Company’s Annual General Meeting (“AGM”) will be held on Thursday, June 20, 2013.

The AGM will be held on June 20, 2013 at 11 a.m. Pacific Time in the Georgia Room of 1111 West Georgia Street, Vancouver B.C. The notice of meeting, voting instructions form, form of proxy, and management information circular are available under the Company’s profile on SEDAR and EDGAR. The documents are also available at www.westerncopperandgold.com/investors/agm2013/.

The matters to be voted on at the AGM include:

  Setting the number of directors.

  Electing the directors for the ensuing year.

  Appointing the auditor for the ensuing year.

  Approving the Shareholder Rights Plan.

  Approving the Advance Notice Policy.

All shareholders of record on May 16, 2013 are entitled to vote at the meeting. Proxies must be received by the Company’s transfer agent no later than 11 a.m. Pacific Time on June 18, 2013. For more information on the matters to be voted on and the voting instructions, shareholders should review the documents posted on the Company’s website.

The Company also notifies that it has received a letter from the NYSE MKT indicating that it failed to provide the NYSE MKT with at least ten days’ notice in advance of the AGM record date as set out in Section 703 of the NYSE MKT Company Guide. Such notice was provided to the NYSE MKT on a timely basis by the Company’s transfer agent; however, the NYSE MKT’s letter states that the Company was required to directly provide such notice to the NYSE MKT.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

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NYSE MKT: WRN

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Justin Rasekh, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Statements in this news release that are not historical facts constitute “forward-looking statements” or “forward-looking information” (collectively “Forward-Looking Information”) within the meaning of such terms under applicable Canadian and United States legislation. Forward-Looking Information generally expresses predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance. Forward-Looking Information can be identified by the use of words such as “may”, “expects”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology. Forward-Looking Information herein includes, but is not limited to, statements with respect to: the resources and reserves of Casino; and the viability of mining the Casino deposit, the anticipated proxy deadline, the anticipated AGM date, and the items to matters to be voted on at the AGM. The Forward-Looking Information herein is based on Western's and, if applicable, its consultants' current beliefs and on currently available information, and in making such statements, Western has applied certain assumptions including, but not limited to: that Casino will be permitted, developed, and operated according to the assumptions contained in the feasibility study entitled “Casino Project, Form NI 43-101F1 Technical Report Feasibility Study, Yukon, Canada” dated January 25, 2013 and that the AGM will proceed as currently planned. Although management of Western considers these assumptions to be reasonable based on currently available information, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to risks, uncertainties and other factors, both known and unknown, that are beyond Western’s ability to control or predict. Such risks, uncertainties and other factors include, but are not limited to those discussed in Western's public disclosure record as of the date of this news release, including Western’s Annual Information Form filed with Canadian Securities Administrators and the Company’s Form 40-F filed with the U.S. Securities and Exchange Commission. Although the Company has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

2	TSX: WRN
NYSE MKT: WRN